Free Writing Prospectus Filed Pursuant to Rule 433

To Prospectus dated May 9, 2022

Preliminary Prospectus Supplement dated August 6, 2024

Registration Statement File No. 333-264799-01

Spire Missouri Inc.

Offering of:

$320,000,000 First Mortgage Bonds, 5.150% Series due 2034

Pricing Term Sheet

August 6, 2024

Issuer:	Spire Missouri Inc.

Expected Ratings (Moody’s / S&P)*:	A1/A

Expected Ratings Outlooks (Moody’s / S&P)*:	Stable/Stable

Security Type:	First Mortgage Bonds

Pricing Date:	August 6, 2024

Settlement Date**:	August 13, 2024 (T+5)

Maturity Date:	August 15, 2034

Interest Payment Dates:	February 15 and August 15, beginning February 15, 2025

Principal Amount:	$320,000,000

Benchmark Treasury:	4.375% due May 15, 2034

Benchmark Treasury Price / Yield:	103-28 / 3.894%

Spread to Benchmark Treasury:	+ 130 bps

Yield to Maturity:	5.194%

Coupon:	5.150%

Public Offering Price:	99.660% of the principal amount

Optional Redemption:

Make-Whole Call:	Prior to May 15, 2034 (the date that is three months prior to the maturity date of the First Mortgage Bonds (the “Par Call Date”)), the Issuer may redeem the First Mortgage Bonds at its option, in whole or in part, at any time and from time to time, at a redemption price (expressed as a percentage of principal amount and rounded to three decimal places) equal to the greater of: (i)(a) the sum of the present values of the remaining scheduled payments of principal and interest on the First Mortgage Bonds being redeemed discounted to the redemption date (assuming the First Mortgage Bonds being redeemed matured on the Par Call Date) on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 20 basis points less (b) interest accrued to the redemption date and (ii) 100% of the principal amount of the First Mortgage Bonds to be redeemed, plus, in either case, accrued and unpaid interest thereon to, but excluding, the redemption date.

Par Call:	On or after the Par Call Date, the Issuer may redeem the First Mortgage Bonds at its option, in whole or in part, at any time and from time to time, at a redemption price equal to 100% of the principal amount of the First Mortgage Bonds being redeemed, plus accrued and unpaid interest thereon to, but excluding, the redemption date.

CUSIP / ISIN:	84859D AD9 / US84859DAD93

Book-Running Managers:	BMO Capital Markets Corp. J.P. Morgan Securities LLC TD Securities (USA) LLC U.S. Bancorp Investments, Inc.

Co-Managers:	Commerce Brokerage Services, Inc. Huntington Securities, Inc. Samuel A. Ramirez & Company, Inc.

*	A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.
**

It is expected that delivery of the First Mortgage Bonds will be made against payment for the First Mortgage Bonds on or about August 13, 2024, which is the fifth business day following the date of this pricing term sheet (such settlement cycle being referred to as “T+5”). Under Rule 15(c)6-1 under the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in one business day unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the First Mortgage Bonds on the date of this pricing term sheet or the next three succeeding business days will be required, by virtue of the fact that the First Mortgage Bonds initially will settle in T+5, to specify an alternative settlement cycle at the time of any such trade to prevent failed settlement. Purchasers of the First Mortgage Bonds who wish to trade the First Mortgage Bonds on the date of this pricing term sheet or the next three succeeding business days should consult their own advisors.

The Issuer has filed a registration statement (including a prospectus), as amended, with the SEC for the offering to which this communication relates (File No. 333-264799-01). Before you invest, you should read the preliminary prospectus supplement and the accompanying prospectus and other documents the Issuer has filed with the SEC for more complete information about the Issuer and the offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and the accompanying preliminary prospectus supplement if you request them by calling: BMO Capital Markets Corp. toll-free at 1-866-864-7760; J.P. Morgan Securities LLC collect at 1-212-834-4533; TD Securities (USA) LLC toll-free at 1-855-495-9846; or U.S. Bancorp Investments, Inc. toll-free at 1-877-558-2607.

This communication should be read in conjunction with the preliminary prospectus supplement and the accompanying prospectus. The information in this communication supersedes the information in the preliminary prospectus supplement and the accompanying prospectus to the extent inconsistent with the information therein.